FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Standby Equity Distribution Agreement entered into on July 1, 2009, by and between Top Ships Inc. and YA Global Master SPV Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: July 1, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 1

Execution Copy

STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS AGREEMENT dated as of the 1st day of July 2009 (this "Agreement") is made by and between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited partnership (the "Investor"), and TOP SHIPS INC., a corporation organized and existing under the laws of the Marshall Islands (the "Company").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $200,000,000 of the Company's common stock, par value $0.01 per share (the "Common Stock"); and

WHEREAS, such investments will be made in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder.

NOW, THEREFORE, the parties hereto agree as follows:

Article I.
 Certain Definitions

Section 1.01  "Advance" shall mean the purchase and sale of Shares pursuant to this Agreement.

Section 1.02  "Advance Notice" shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the number of Shares that the Company desires to sell to the Investor pursuant to an Advance.

Section 1.03  "Advance Pricing Date" shall mean (a) the Trading Day the Investor receives any Advance Notices with respect to any Advance Notices received by the Investor prior to 9:30 am (New York City time), and (b) the Trading Day immediately succeeding the Trading Day the Investor receives an Advance Notice with respect to any Advance Notice received by the Investor on or after 9:30 am (New York City time); provided, however, that with respect to any Advance Notice received by the Investor on or after 9:30 am (New York City time), the Company may request that the Advance Pricing Date for such Advance Notice be the Trading Day it was received by the Investor, and the Investor, in its sole discretion, may choose to honor such request.  For the avoidance of doubt, if the Investor chooses not to honor the Company's request to have the Advance Pricing Date for a particular Advance Notice received on or after 9:30 am (New York City time) be the Trading Day received: (i) the Investor shall promptly Notify the Company of its decision not to honor the Company's request; (ii) the Advance Notice will remain in full force and effect; (iii) the Advance Pricing Date for such Advance Notice will be the Trading Day immediately succeeding the Trading Day it was received; and (iv) the Investor will remain obligated to purchase such number of Shares set forth in the Advance Notice in accordance with the terms of the Agreement.

Section 1.04  "Advance Settlement Date" shall mean the 3rd Trading Day after the relevant Pricing Period, or such earlier day as may be available for settlement.

Section 1.05  "Articles of Incorporation" shall have the meaning set forth in Section 4.04.

Section 1.06   "By-laws" shall have the meaning set forth in Section 4.04.

Section 1.07  "Closing" shall mean one of the closings of a purchase and sale of Shares pursuant to Section 2.02.

Section 1.08  "Commitment Amount" shall mean the aggregate amount of up to $200,000,000 of Common Stock which the Investor has agreed to purchase from the Company pursuant to the terms and conditions of this Agreement.

Section 1.09  "Commitment Period" shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 10.02.

Section 1.10   "Common Stock" shall have the meaning set forth in the recitals of this Agreement.

Section 1.11  "Company Periodic Report Date" shall have the meaning set forth in Section 6.14(a).

Section 1.12  "Condition Satisfaction Date" shall have the meaning set forth in Article VII.

Section 1.13  "Consolidation Event" shall have the meaning set forth in Section 6.06.

Section 1.14  "Daily Maximum Advance Shares" shall mean, for each Advance Pricing Date, the greater of (i) the number of Shares equal to $1,500,000 divided by the VWAP of the Common Stock on the Trading Day immediately prior to the Advance Pricing Date or (ii) the number of shares equal to 20% of the average of the volume traded on each of the 5 Trading Days immediately prior to the Advance Pricing Date.

Section 1.15  "Daily Value Traded" shall mean, for any Trading Day, the product obtained by multiplying the trading volume for such day (as reported by Bloomberg L.P.) by the VWAP for such day.

Section 1.16  "Discount Percentage" shall initially mean 97.25% and is subject to adjustment in accordance with Section 2.04 hereof.

Section 1.17  "Effective Date" shall mean, as applicable, the date of filing a prospectus supplement covering the resale of the Shares, or the date on which the SEC first declares effective a Registration Statement registering the resale of the Shares.

Section 1.18  "Environmental Laws" shall have the meaning set forth in Section 4.09.

Section 1.19  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.20  "Inspectors" shall have the meaning set forth in Section 6.14(b).

Section 1.21  "Market Price" shall mean the VWAP of the Common Stock on the Advance Pricing Date.

Section 1.22  "Material Adverse Effect" shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under this Agreement.

Section 1.23  "Ownership Limitation" shall have the meaning set forth in Section 2.01(a).

Section 1.24  "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.25  "Plan of Distribution" shall have the meaning set forth in Section 6.01(a).

Section 1.26  "Principal Market" shall mean the Nasdaq Global Market.

Section 1.27  "Purchase Price" shall mean the price per share obtained by multiplying the Market Price by the Discount Percentage.

Section 1.28  "Records" shall have the meaning set forth in Section 6.14(b).

Section 1.29  "Registrable Securities" shall mean (i) the Shares and (ii) any securities issued or issuable with respect to the Shares by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.  As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) the Registration Statement has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to the Registration Statement, (b) such Registrable Securities are eligible to be resold in a ninety-day period without limitation pursuant to Rule 144 under the Securities Act ("Rule 144") (or any similar provision then in force).  For the avoidance of doubt, for so long as the Company is current in its reporting obligations under the Exchange Act, any requirement that the Company be current in its reporting obligations under the Exchange Act will not be deemed a limitation for purposes of clause (b) above.

Section 1.30  "Registration Statement" shall mean a registration statement on Form F-1 or Form F-3 or on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

Section 1.31  "Registration Period" shall have the meaning set forth in Section 6.01(b).

Section 1.32  "Registration Statement Amendment Date" has the meaning set forth in Section 6.14(a).

Section 1.33  "Regulation D" shall have the meaning set forth in Section 3.05 of this Agreement.

Section 1.34   "SEC" shall mean the U.S. Securities and Exchange Commission.

Section 1.35  "SEC Documents" shall have the meaning set forth in Section 4.01.

Section 1.36  "Securities Act" shall have the meaning set forth in the recitals of this Agreement.

Section 1.37  "Settlement Document" shall have the meaning set forth in Section 2.02(a).

Section 1.38  "Shares" shall mean the shares of Common Stock to be issued from time to time hereunder pursuant to Advances.

Section 1.39  "Trading Day" shall mean any day during which the Principal Market shall be open for business.

Section 1.40  "Upward Adjustment" shall have the meaning set forth in Section 2.04.

Section 1.41  "VWAP" means, for any Trading Day, the daily dollar volume-weighted average price for such security as reported by Bloomberg L.P. (based on a regular trading hours of 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

Article II.
Advances

Section 2.01 Advances; Mechanics. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein, the Company, at its sole and exclusive option, may, from time to time, issue and sell to the Investor, and the Investor shall purchase from the Company, shares of Common Stock on the following terms:

(a)
Advance Notice.  At any time during the Commitment Period, the Company may require the Investor to purchase Shares by delivering an Advance Notice to the Investor, containing the number of Shares it desires to sell, a form of which is attached hereto on Exhibit A.  The Company has the sole right to decide when to deliver Advance Notices and may deliver multiple Advance Notices on the same day. With respect to each Advance the Company shall issue and sell to the Investor and the Investor shall purchase such number of Shares set forth in the Advance Notices at a price per share equal to the Purchase Price, provided however, (i) the number of Shares purchased in any particular Pricing Period pursuant to Advance Notices shall not exceed the Daily Maximum Advance Shares, (ii) the number of Shares shall not cause the aggregate number of shares of Common Stock beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act) by the Investor and its affiliates to exceed 9.99% of the then outstanding Common Stock (the "Ownership Limitation"), (iii) the number of Shares or the aggregate offering price shall not exceed the aggregate number of shares of Common Stock or the aggregate offering price, as the case may be, registered and then available for resale under the Registration Statement, and (iv) no Advance shall cause the aggregate Market Price of the Shares issued pursuant to this Agreement to exceed the Commitment Amount.

(b)
Date of Delivery of Advance Notice.  Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A.  If an Advance Notice is delivered on a day that is not a Trading Day it will be deemed to be received prior to 9:30 am (New York City time) on the next Trading Day.

(c)
Ownership Limitation.  In connection with each Advance Notice delivered by the Company, any portion of an Advance that would cause the Investor to exceed the Ownership Limitation shall automatically be deemed to be withdrawn by the Company with no further action required by the Company.

(d)
Registration Limitation.  In connection with each Advance Notice, any portion of an Advance that would cause the aggregate number of Shares or the aggregate offering price to exceed the aggregate number of Shares or the aggregate offering price, as the case may be, available for resale under the Registration Statement, shall automatically be deemed to be withdrawn by the Company with no further action required by the Company.  At the Company's request from time to time, the Investor shall report to the Company the total amount of Shares offered and sold pursuant to this Agreement and the portion of the total Commitment Amount remaining.

(e)	Resale of Shares. During the Pricing Period, the Investor shall use its reasonable efforts, to the extent market conditions allow, to resell the Shares to the public.

Section 2.02  Closings.  The closing of each Advance with respect to each Pricing Period shall take place on each Advance Settlement Date in accordance with the following procedures:

(a)
 By 10:30 am on the Trading Day immediately following each Pricing Period, the Investor shall deliver to the Company a written document (each a "Settlement Document") setting forth (i) the number of Shares to be purchased by the Investor pursuant to the Advance (taking into account any adjustments pursuant to Section 2.01(c) or Section 2.01(d), (ii) the Market Price for such Advance, (iii) the Purchase Price for such Advance, and (iv) the amount payable to the Company (which shall equal the number of Shares to be purchased pursuant to such Advance (as specified in the relevant Advance Notices and taking into account any adjustments pursuant to Section 2.01(c) or Section 2.01(d), multiplied by the Purchase Price).  The Settlement Document shall be in the form attached hereto as Exhibit B.

(b)
On each Advance Settlement Date the Company will, or will cause its transfer agent to, electronically transfer the Shares being issued and sold pursuant to the Advance by crediting the Investor's account or its designee's account at the Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the parties hereto (which in all cases shall be registered shares, freely available for resale, in good deliverable form) against payment of the Purchase Price in same day funds to an account designated by the Company.

Section 2.03  Hardship.  If the Company defaults in its obligations to deliver the Shares on the Advance Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 5.01 hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default.  It is accordingly agreed that Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security, the terms and provisions of this Agreement.

Section 2.04  Discount Percentage.  The Discount Percentage shall initially be 97.25%.  Thereafter, if at any time or from time to time the sum obtained by adding the Daily Volume Traded for any consecutive 20 Trading Day period is equal to or greater than $40,000,000, the Discount Percentage from and following the first Trading Day following such 20 Trading Day period shall be adjusted (an "Upward Adjustment") to 97.75%; provided however, that following an Upward Adjustment, if the sum obtained by adding the Daily Volume Traded for any subsequent consecutive 20 Trading Day period is less than $40,000,000, the Discount Percentage from and following the first Trading Day following such subsequent consecutive 20 Trading Period shall be adjusted to 97.25%.

Article III.
Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof:

Section 3.01  Organization and Authorization.  The Investor is duly organized and validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to perform its obligations under this Agreement.  The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings or actions on the part of the Investor.  The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor.  This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.02  Evaluation of Risks.  The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction.  It recognizes that its investment in the Company involves a high degree of risk.

Section 3.03  No Legal Advice From the Company.  The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors.  The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company's representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.04  Investment Purpose. The securities are being purchased by the Investor for its own account, and for investment purposes.  The Investor agrees not to assign or in any way transfer the Investor's rights to the securities or any interest therein and acknowledges that the Company will not recognize any purported assignment or transfer except in accordance with applicable federal and state securities laws.  No other person has or will have a direct or indirect beneficial interest in the securities.  The Investor agrees not to sell, hypothecate or otherwise transfer the Investor's securities unless the securities are registered under federal and applicable state securities laws or unless, in the opinion of counsel satisfactory to the Company, an exemption from registration is available.

Section 3.05  Accredited Investor.  The Investor is an "Accredited Investor" as that term is defined in Rule 501(a)(3) of Regulation D under the Securities Act.

Section 3.06  Information.  The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision.  The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management.  Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement.  The Investor understands that its investment involves a high degree of risk.  The Investor is in a position vis a vis the Company, as a result of its economic bargaining power, such that the Investor has obtained and is able to obtain information from the Company in order to evaluate the merits and risks of this investment.  The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to this transaction.

Section 3.07  No General Solicitation.  Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the shares of Common Stock offered hereby.

Section 3.08  Not an Affiliate.  The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company or any "Affiliate" of the Company (as that term is defined in Rule 405 of the Securities Act).

Section 3.09  Short Position.  Neither the Investor nor any affiliate of the Investor has an open short position in the Common Stock of the Company.

Section 3.10  Trading Activities.  The Investor agrees that it shall not, and that it will cause its affiliates not to, (a) engage in any short sales of or hedging transactions with respect to the Common Stock, or (b) purchase any shares of Common Stock except for Common Stock purchased in connection with this Agreement, provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell the Shares to be purchased by the Investor pursuant to such Advance Notice prior to taking possession of such Shares.

Section 3.11  Non-Solicitation. For a period of two years from the date hereof, without the prior written consent of the Company, the Investor shall not directly or indirectly solicit for employment or employ any person who is employed by the Company on the date hereof. Notwithstanding the foregoing, the Investor shall not be prevented from hiring any such employee of the Company who contacts the Investor (a) in response to solicitation directed at the public in general through advertisement or similar means not targeted specifically at such employee or a general solicitation from a recruitment firm not targeted specifically at such employee or the Company or (b) on his or her own initiative and without any direct or indirect solicitation by the Investor.

Section 3.12  Standstill Agreement.  The Investor agrees that for a period of one year from the date of this Agreement, it will not, unless (x) specifically consented to in advance in writing by the Board of Directors of the Company (the "Board") or (y) required in order to fulfill its obligations to purchase and sell the Shares as set forth in Article II of this Agreement, directly or indirectly, in any manner:

(a)
make, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules promulgated pursuant to Section 14 of the Exchange Act), whether subject to or exempt from the proxy rules, or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any equity securities of the Company;

(b)
form, join or in any way intentionally participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting equity securities of the Company, other than a group comprised solely of the Investor and any of its controlling persons;

(c)
acquire, offer to acquire or agree to acquire, alone or in concert with others, by purchase, exchange or otherwise, (i) any of the assets, tangible and intangible, of the Company or any of its subsidiaries or (ii) direct or indirect rights, warrants or options to acquire any assets of the Company or any of its subsidiaries, in each case except for such assets as are then being offered for sale by the Company or any of its subsidiaries or otherwise are not material to the operations of the Company or any of its subsidiaries, either individually or in the aggregate;

(d)
otherwise act, alone or in concert with others, to seek to propose to the Company, any of its subsidiaries or any of their respective shareholders any merger, business combination, restructuring, recapitalization or other transaction involving the Company or any of its subsidiaries or otherwise seek, alone or in concert with others, to control, change or influence the management, the Board or the policies of the Company or any of its subsidiaries or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of the Company or any of its subsidiaries; or

(e)	publicly announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under this Section 3.12.

Article IV.
Representations and Warranties of the Company

Except as stated below, or in the SEC Documents, the Company hereby represents and warrants to, the Investor that the following are true and correct as of the date hereof:

Section 4.01  SEC Documents; Financial Statements.  The Common Stock is registered pursuant to Section 12(b) of the Exchange Act and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act (all of the foregoing filed within the two years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the "SEC Documents").  The Company is current with its filing obligations under the Exchange Act and all SEC Documents have been filed on a timely basis or the Company has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.

Section 4.02  Organization and Qualification.  The Company is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all requisite corporate power to own its properties and to carry on its business as now being conducted.  Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

Section 4.03  Authorization, Enforcement, Compliance with Other Instruments.  (a) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, in accordance with the terms hereof and thereof, (b) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Board and no further consent or authorization is required by the Company, its Board or its stockholders, (c) this Agreement and any related agreements have been duly executed and delivered by the Company, (d) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor and any related agreements constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

Section 4.04  Capitalization.  The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Common Stock, of which 29,537,700 are issued and outstanding, and (ii) 20,000,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"), of which no shares are issued and outstanding.  All of such outstanding shares have been validly issued and are fully paid and nonassessable.  The Common Stock is currently listed on the Nasdaq Global Market under the trading symbol "TOPS."  Except as disclosed in the SEC Documents, no shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company.  Except as disclosed in the SEC Documents, as of the date hereof, there are no outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries.  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein.  The Company has furnished to the Investor true and correct copies of the Company's Articles of Incorporation, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

Section 4.05  No Conflict.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Common Stock is listed) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect.  Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries.  The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, regulation of any governmental entity.  Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof, except as such consent, authorization or order has been obtained prior to the date hereof.

Section 4.06  No Default.  Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Articles of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, which default, lien or charge is likely to cause in each case a Material Adverse Effect.

Section 4.07  Intellectual Property Rights.  The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted.   The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.08  Employee Relations.  Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened.

Section 4.09  Environmental Laws.  The Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance or nonreceipt would not, individually or in the aggregate, in each case have a Material Adverse Effect.

Section 4.10  Title.  Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company.  Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.11  Insurance.  The Company and each of its subsidiaries are insured against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged.  Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.12  Regulatory Permits.  The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.13  Internal Accounting Controls.  The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.14  No Material Adverse Breaches, etc.  Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.  Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company's officers, has or is expected to have, individually or in the aggregate, a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries, taken as a whole.

Section 4.15  Absence of Litigation.  Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or any of the Company's subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.16  Subsidiaries.  Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

Section 4.17  Tax Status.  Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

Section 4.18  Certain Transactions.  Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company which individually or in the aggregate would be material, (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.19  Opinion of Counsel.  Investor shall receive an opinion letter from counsel to the Company on or before the execution of this Agreement in the form attached hereto as Exhibit C.

Section 4.20  Acknowledgment Regarding Investor's Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor's purchase of the Shares hereunder.  The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if the Registration Statement is not declared effective, ceases to be effective, or if any issuances of Common Stock pursuant to any Advances would violate any rules of the Principal Market.  The Company further is aware and acknowledges that the fees paid pursuant to Section 12.03 are not refundable or returnable under any circumstances.

Article V.
Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.01  The Company agrees to indemnify and hold harmless the Investor and the Investor's affiliates, directors, officers, employees and agents and each person who controls the Investor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (collectively, the "Investor Indemnitees") against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement covering the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such Investor Indemnitee, as incurred, for any legal or other expenses reasonably incurred by it in connection with defending or settling any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein.

Section 5.02  The Investor agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (collectively, the "Company Indemnitees") to the same extent as the foregoing indemnity to the Investor, but Section 5.01only with reference to written information relating to such Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity.

Section 5.03  Promptly after receipt by any of the Investor Indemnitees or Company Indemnitees (each an "indemnified party") under this Article V of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnified party under this Article V, notify the indemnifying party in writing of the commencement thereof; but the failure to so notify the indemnifying party (i) will not relieve it from liability under Section 5.01 or Section 5.02 above unless and to the extent the indemnifying party did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in Section 5.01 or Section 5.02 above. In the case of parties indemnified pursuant to Section 5.01 above, counsel of the indemnified parties shall be selected by the Investor, and, in the case of parties indemnified pursuant to Section 5.02 above, counsel to the indemnified parities shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought under this Agreement (whether or not the indemnified parties are actual or potential parties to such claim or action) unless (i) such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) such settlement, compromise or consent does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

Section 5.04  In the event that the indemnity provided in Section 5.01, Section 5.02 or Section 5.03 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Investor severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company and the Investor may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Investor on the other from transactions contemplated by this Agreement. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Investor severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Investor on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Company shall be deemed to be equal to the total proceeds from the sales of Shares hereunder (before deducting expenses) received by it, and benefits received by the Investor shall be deemed to be equal to the total discounts received by the Investor.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Investor on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Company and the Investor agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Article V shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding the provisions of this Section 5.04, the Investor shall not be required to contribute any amount in excess of the amount by which the Purchase Price for Shares actually purchased pursuant to this agreement exceeds the amount of any damages which the Investor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Article V, each person who controls the Investor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and each director, officer, employee and agent of the Investor shall have the same rights to contribution as the Investor, and each person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and each director, officer, employee and agent of the Company, shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 5.04.

Section 5.05  The remedies provided for in this Article V are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified person at law or in equity.  The obligations of the parties to indemnify or make contribution under this Article V shall survive termination.

Article VI.
Covenants of the Company

Section 6.01  Registration Statement.

(a)
Filing of a Registration Statement.  The Company shall prepare and file with the SEC one or more new Registration Statements covering the resale by the Investor of the Registrable Securities.  The Company in its sole discretion may choose when to file such Registration Statements; provided, however, that the Company shall not have the ability to request any Advances until the effectiveness of a new Registration Statement.  Each Registration Statement shall contain the "Plan of Distribution" section in substantially the form attached hereto as Exhibit D, or as otherwise agreed to by the parties hereto.

(b)
Maintaining a Registration Statement.  The Company shall use its best efforts to cause any Registration Statement that has been declared effective to remain effective at all times until all Registrable Securities contained in such Registration Statement cease to be Registrable Securities (the "Registration Period").  Each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c)
Filing Procedures.  Prior to the filing thereof, the Company shall furnish to the Investor within a reasonable period of time for its review and comment drafts of the following: (i) any prospectus supplement covering the resale of the Shares; (ii) any new Registration Statement covering the resale of the Shares; and (iii) any amendments or supplements to the applicable Registration Statement, including the prospectus contained therein.

(d)
Delivery of Final Documents.  The Company shall furnish to the Investor without charge, (i) at least one copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits; (ii) at the request of the Investor, 10 copies of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor.

(e)
Amendments and Other Filings.  The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the applicable Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iii) provide the Investor copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information, and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement during the Registration Period.

(f)
Blue-Sky.  The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of incorporation or by-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(a)Section 6.01(f), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.  The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

Section 6.02  Corporate Existence.  The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.03  Notice of Certain Events Affecting Registration; Suspension of Right to Submit an Advance Notice.  The Company will as promptly as practicable notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events:  (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority for amendments or supplements to the Registration Statement, the related prospectus, or for any additional information; (ii) the issuance by the SEC or any other federal or state governmental authority of  any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus, or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement the related prospectus to comply with the Securities Act or any other law; or (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate.  The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events and the Investor agrees to not consummate any transactions related to the Common Stock upon receipt of such notice, until the Company subsequently notifies the Investor in writing (which shall be delivered as promptly as practicable) that the events set forth in such notice no longer apply.

Section 6.04  Notice of SEC Investigation. The Company will notify the Investor in writing within two Trading Days of (i) receiving a "Wells" notice, (ii) receiving any indication that the SEC or its staff intends to investigate the Company or (iii) an enforcement action related to an SEC investigation being brought against the Company.

Section 6.05  Listing of Shares.  The Company will use commercially reasonable efforts to cause the Shares to be listed on the Principal Market and to qualify the Shares for sale under the securities laws of such jurisdictions as the Investor designates; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

Section 6.06  Consolidation; Merger.  The Company shall notify the Investor prior to the Company's effecting any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a "Consolidation Event").

Section 6.07  Issuance of the Company's Common Stock.  The sale of the Common Stock hereunder shall be made in accordance with the provisions and requirements of the Securities Act and any applicable state securities law, including any exemptions contained therein.

Section 6.08  Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under applicable laws and regulations to facilitate the sale or resale of the Common Stock.

Section 6.09  Opinion of Counsel Concerning Resales.  Provided that the Investor is permitted to resell the Shares pursuant to an effective Registration Statement or Rule 144, or otherwise, the Company shall obtain for the Investor, at the Company's expense, any and all opinions of counsel which may be required by the Company's transfer agent to effect such resales or the removal of any restrictive legends on such shares.

Section 6.10  Expenses.  The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each related prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company's counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of the prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Financial Industry Regulatory Authority, Inc.

Section 6.11  Sales.  Without the written consent of the Investor, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock during the period beginning on the 5th Trading Day immediately prior to the date on which any Advance Notice is delivered by the Company hereunder and ending on the 5th Trading Day immediately following the Advance Settlement Date with respect to Shares sold pursuant to such Advance Notice.

Section 6.12  Current Report.  As promptly as practicable after the execution hereof (and prior to the Company delivering an Advance Notice to the Investor hereunder), the Company shall file with the SEC a report on Form 6-K or such other appropriate form as determined by counsel to the Company, relating to the transactions contemplated by this Agreement.  In each Annual Report on Form 20-F, report on Form 6-K (containing financial statements) filed by the Company in respect to any quarter in which Advances were made under this Agreement, or at any other time as may be required by the Exchange Act and applicable SEC regulations, the Company shall set forth with regard to such quarter or other period the number of Shares sold to the Investor under this Agreement and the Purchase Price paid for such Shares.

Section 6.13  Compliance With Laws.  The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of the Shares or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of the Shares.

Section 6.14  Comfort Letters; Due Diligence.

(a)
From time to time at the request of the Investor the Company will cause its independent accountants to furnish to the Investor, at the Investor's request, a letter in form and substance reasonably satisfactory to the Investor, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of the Company and the Company shall deliver additional "comfort letters" promptly after (i) the date the Registration Statement or any prospectus shall be amended or supplemented (other than (1) in connection with the filing of a prospectus supplement that contains solely information relating to the number of shares sold by the Investor pursuant to the Registration Statement; (2) in connection with the filing of any report or other document under Section 13, 14 or 15(d) of the Exchange Act (other than the filing of a Form 6-K which contains financial statements); or (3) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a "Registration Statement Amendment Date") and (ii) the date of filing or amending each Annual Report on Form 20-F or report on Form 6-K including quarterly financial statements for a period in which an Advance was delivered pursuant to this Agreement and which are incorporated by reference in the Registration Statement (each such date, a "Company Periodic Report Date").

(b)
From time to time at the request of the Investor, the Company shall make available for inspection by (i) the Investor and (ii)  one firm of accountants or other agents retained by the Investor (collectively, the "Inspectors") all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably deemed necessary by each Inspector, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree, and the Investor hereby agrees, to hold in strict confidence and shall not make any disclosure (except to an Investor) or use any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the Securities Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector and the Investor has knowledge.  The Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

Article VII.
Conditions for Advance and Conditions to Closing

Conditions Precedent to each Advance.  The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction, on each such Pricing Day and Advance Settlement Date (each a "Condition Satisfaction Date"), of each of the following conditions:

Section 7.01  Accuracy of the Company's Representations and Warranties.  The representations and warranties of the Company shall be true and correct in all material respects.

Section 7.02  Registration of the Common Stock with the SEC.  There shall be an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder, including any prospectus supplements, to resell all of the shares of Common Stock issuable pursuant to such Advance.  The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required of a "reporting company" under the Exchange Act and applicable SEC regulations.

Section 7.03  Authority.  The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of the shares of Common Stock, or shall have the availability of exemptions therefrom.  The sale and issuance of the shares of Common Stock shall be legally permitted by all laws and regulations to which the Company is subject.

Section 7.04  No Material Notices. None of the following events shall have occurred and be continuing:  (i) receipt by the Company of any request for additional information from the SEC or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or the related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be required.

Section 7.05  Performance by the Company.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

Section 7.06  No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.

Section 7.07  No Suspension of Trading in or Delisting of Common Stock.  The Common Stock shall be trading on the Principal Market and all of the Shares issuable pursuant to an Advance Notice shall have been approved for listing on the Principal Market and the Company believes, in good faith, that trading of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future.  The issuance of shares of Common Stock with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market.  The Company shall not have received any notice threatening the continued listing of the Common Stock on the Principal Market.

Section 7.08  Comfort Letters.  The Company's independent accountants shall have furnished to the Investor any letters requested pursuant to Section 6.14(a) addressed to the Investor containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of the Company.

Section 7.09  Authorized.  There shall be a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to such Advance Notice.

Section 7.10  Consolidation Event.  The Company shall not have effected any merger or consolidation with or into, or a transfer of all or substantially all the assets of the Company to another entity.

Section 7.11  Executed Advance Notice.  The Investor shall have received the Advance Notice in compliance with the Advance parameters set forth in Section 2.01(a) and Section 2.01(b) executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

Article VIII.
Non-Disclosure of Non-Public Information

Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, provided, however, that notwithstanding anything herein to the contrary, the Company will immediately notify the Investor or its advisors or representatives of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Registration Statement would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading.

The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement.  The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

Article IX.
Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.  The parties agree that any suit, action or proceeding between them, their respective directors, officers, partners, employees and agents, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court of competent jurisdiction located in the City, County and State of New York and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.

Article X.
Assignment; Termination

Section 10.01  Assignment.  Neither this Agreement nor any rights of the parties hereunder may be assigned to any other Person.

Section 10.02  Termination.

(a)
Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earlier of (i) the first day of the month next following the 36-month anniversary of the Effective Date, or (ii) the date on which the aggregate Market Price for the Shares issued pursuant to this Agreement is equal to the Commitment Amount.

(b)
The Company may terminate this Agreement at any time upon prior written notice to the Investor; provided that upon such termination (i) there are no Advances outstanding, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement through the date of such termination.  This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.  In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any shares of Common Stock issued hereunder, unless all of such shares of Common Stock may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective or voluntarily delist the Common Stock from the Principal Market without listing the Common Stock on another trading market.

(c)
The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Settlement Date that has not yet occurred) in the event that there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of 50 Trading Days in any calendar year, other than due to the acts of the Investor, during the Commitment Period, provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC.

(d)
Nothing in this Section 10.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement.  The indemnification provisions contained in Article V shall survive termination hereunder.

Article XI.
Notices

Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) 3 days after being sent by U.S. certified mail, return receipt requested, or (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications, except for Advance Notices which shall be delivered in accordance with Section 2.02Section 2.02 hereof, shall be:

If to the Company, to:	Top Ships Inc.
Attn: Alexandros Tsirikos, CFO 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi Athens, Greece + 30 210 812 8180

With a copy to:
Seward & Kissel LLP
Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200

If to the Investor(s):	YA Global Master SPV Ltd.
101 Hudson Street –Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With a Copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

Each party shall provide 5 days' prior written notice to the other party of any change in address or facsimile number.

Article XII.
Miscellaneous

Section 12.01  Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.  In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause two additional original executed signature pages to be physically delivered to the other party within five days of the execution and delivery hereof, though failure to deliver such copies shall not affect the validity of this Agreement.

Section 12.02  Reporting Entity for the Common Stock.  The reporting entity relied upon for the determination of the trading price or trading volume of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto.  The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 12.03   Fees and Expenses.  The Company shall pay a structuring fee of $75,000 to Yorkville Advisors, LLC on or before the execution of this Agreement.

Section 12.04  Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party.  The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder's fees on account of services purported to have been rendered to or on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 12.05  Confidentiality.  If for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party's domain prior to the date hereof, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herein.

Section 12.06  Integration.  This Agreement, along with any exhibits or amendments hereto, encompasses the entire agreement of the parties and supersedes all previous understandings and agreements between the parties, whether oral or written shall be deemed to terminate as of the date hereof. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Top Ships Inc.

By: ______________________
Name:
Title:

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: ______________________
Name: Tory Rillo
Title: Senior Managing Director

 YA Global Investments, L.P. and YA Global Investments II, L.P. hereby in this Agreement for the purpose of absolutely and unconditionally guaranteeing the obligations of the Investor hereunder.

YA Global Investments, L.P. By: Yorkville Advisors, LLC Its: Investment Manager
By:
	Name:	Tory Rillo
	Title:	Senior Managing Director

YA Global Investments II, L.P. By: Yorkville Advisors, LLC Its: Investment Manager
By:
	Name:	Tory Rillo
Title: Senior Managing Director

SK 23116 0005 1009793 v2